Contact

www.linkedin.com/in/natemell (LinkedIn)
www.feltandfat.com (Company)
www.nathanielmell.com (Personal)

Top Skills

Ceramic Materials
Product Design
Tableware

Nathaniel Mell

Founder // CEO // Felt+Fat LLC
Philadelphia, Pennsylvania, United States

Summary

Founder of Felt+Fat: a collaborative ceramic design and manufacturing studio based in the Kensington neighborhood of Philadelphia, Pennsylvania.
We strive to seek out and work with individuals who possess a passion for their craft and want to explore new possibilities through creative partnership.

Experience

Felt+Fat LLC

11 years 1 month

Founder / CEO
January 2014 - Present (11 years 1 month)

Founder / CEO
January 2014 - Present (11 years 1 month)

Felt+Fat

Founder / CEO
January 2014 - May 2022 (8 years 5 months)
3401 i street, philadelphia, pa 19134

Founder / Chief Creative / CEO

Education

Temple University

Bachelor of Fine Arts (BFA), Crafts/Craft Design, Folk Art and Artisanry · (2008 - 2012)